Exhibit 99.1

DHT ANNOUNCES THE APPOINTMENT OF A NEW DIRECTOR

ST. HELIER, JERSEY, CHANNEL ISLANDS, March 4, 2010 — DHT Holdings, Inc. (NYSE:DHT) announced today that it has appointed Einar Michael Steimler to its board of directors.  The appointment of Mr. Steimler as a director, which expands the board from three to four independent directors, results from a rigorous process to identify prospective directors that will add valuable experience and insight to the board.  Mr. Steimler is expected to join the company’s Audit, Compensation and Nominating and Corporate Governance Committees. This appointment will enable the board of directors to augment its commercial, operational and industry specific experience, particular within the tanker sector, where Mr. Steimler is a highly respected and well known industry executive.

Mr. Steimler, age 62, continues to serve as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International, managers of the world’s largest VLCC pool.  He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until end 2007.  Today, the Tankers International pool operates 41 ships including those of some of the world’s largest tanker companies.

Since 1998, Mr. Steimler has served as a Director of Euronav.  From 1999 to 2003, he also served as a Director of EXMAR, a CMB Group company.  During his long shipping career, he has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a successful ship brokerage firm that was sold in 1994. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.

The initial term of Mr. Steimler’s appointment to the DHT board of directors will expire at the company’s 2011 annual meeting.

Together with the company's recent creation of a new holding company structure, the appointment of Mr. Steimler to the DHT board of directors represents a continuing step in the company’s ongoing initiatives to identify attractive growth opportunities.

The company also notes the receipt of communication from certain of its shareholders regarding the company’s strategy.  As always, the company’s directors and management value the input of all of the company’s shareholders regarding the company’s direction and will continue to engage constructively with our shareholders regarding such input.

About DHT Holdings, Inc.

DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings, Inc., operates a fleet of double-hull crude oil tankers. The company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or ‘‘dwt,’’ two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009.

CONTACT: DHT Holdings, Inc.

Eirik Ubøe, +44 1534 639 759 and +47 412 92 712

info@dhtmaritime.com and eu@tankersservices.com

SOURCE: DHT Holdings, Inc.